William S. Clarke, P.A.
attorney-at-law
457 north harrison street – suite 103
princeton, new jersey 08540

Telephone: (609) 921-3663
Fax: (609) 921-3933
E-Mail: WSCPALAW@AOL.com
October 25, 2005
Via Edgar
Ms. Tangela Richter
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	GeoGlobal Resources Inc. (the “Registrant”)
File No. 1-32158
Dear Ms. Richter:
          The Registrant is filing today with the Securities and Exchange Commission its registration statement on Form S-3 relating to the resale of an aggregate of 6,671,316 shares of Common Stock. This letter is to confirm my prior understanding of the position of the staff regarding the Registrant’s eligibility to file a registration statement on Form S-3 for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of its Common Stock for resale.
          Among the eligibility requirements for Form S-3 to be available for use by an issuer is the requirement that the Registrant have duly filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement.
          Rule 12b-25(b) under the Exchange Act provides that, with respect to any report required to be filed by the Registrant, if the Registrant is unable to do so without unreasonable effort or expense, such report is deemed to be filed on the prescribed due date for such report if:
(1)	the Registrant files a Form 12b-25 with respect to the report no later than one business day after the due date of such report, and

Ms. Tangela Richter
October 25, 2005

(2)	the subject report, if it is a quarterly report on Form 10-QSB, is filed no later than the fifth calendar day following the prescribed due date.
          I have previously discussed with the staff the question of whether or not the Registrant is eligible to use Form S-3 for the registration of its securities under the Securities Act, notwithstanding the facts described below. The question relating to the Registrant’s eligibility to use Form S-3 arises out of an Edgar coding error that occurred in connection with filing the Form 12b-25 with respect to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005.
          On May 17, 2005, the Registrant submitted a filing to the Commission utilizing the Edgar system (SEC Accession No. 0001175710-05-000088). The filing was a Form 12b-25 relating to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005. By virtue of the fact that the 45th day after March 31, 2005 fell on a weekend, the Form 12b-25 was timely filed on May 17, 2005. However, as the result of an error, the Edgar code type for the filing incorrectly indicated it was a 10-QSB rather than an NT 10-Q, which would have been the proper code.
          This error was promptly noticed after the filing was made and the Form 12b-25 was again filed (SEC Accession No. 0001175710-05-000092) on May 18, 2005 using the proper Edgar code type. Other than the correction of the Edgar code type, the filings were identical. The Registrant’s Form 10-QSB for the quarter ended March 31, 2005 was timely filed on May 23, 2005.
          On behalf of the Registrant, I discussed this error with the staff and the impact of the error on the eligibility of the Registrant to register its shares on Form S-3 at this time. The Registrant meets all the other eligibility requirements for the use of Form S-3. In response to my inquiry, I was advised by the staff that it would not raise any objections if the Registrant filed a registration statement on Form S-3 for the purpose of registering its shares under the Securities Act.
          The cooperation of the staff in this matter is much appreciated.

Very truly yours,
/s/ William S. Clarke
William S. Clarke, Esq.

WSC/ehf